November 7th, 2006

EDGAR FILING and by HAND DELIVERY
---------------------------------
Mrs. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission ("SEC")
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549


     RE:        Head reply to SEC's letter dated October 10, 2006
                Head N.V.
                Consolidated Financial Statements
                Form 20-F for fiscal year ended December 31, 2005
                File No. 001-15134





Dear Mrs. Cvrkel,

Thank you for your letter of October 10, 2006, providing your comments on our Consolidated Financial Statements and on our Form 20-F for the fiscal year ended December 31, 2005 (the "20-F"). We have reviewed the filing and your comments. For your convienence, we have repeated your comments along with our responses.

Additionally, please note that effective January 1, 2006, the Company has adopted International Financial Reporting Standards and therefore will apply those standards and related disclosure requirements in all future filings.

Form 20-F for the year ended December 31, 2005
----------------------------------------------

Item 7. Major Shareholders and Related Party Transactions
---------------------------------------------------------

1. We note the disclosure indicating that Head Sports N.V., which is controlled by Johan Eliasch and his family members held 18,987,344 shares or 47.7 % of the Company's outstanding shares at December 31, 2005, resulting in the ability to significantly influence or control the Company's operations. Please revise the notes to the Company's financial statements in future filings to disclose the existence of these significant shareholdings. We believe this financial statement disclosure is necessary since the significant level of shareholdings by these parties provides them with the ability to significantly influence or control the Company's operations. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No.57.

HEAD RESPONSE:
-------------

In future filings, the Company will disclose in the notes to the financial statements the existence of the aforementioned significant shareholdings.

Consolidated Financial Statements
---------------------------------

Consolidated Balance Sheets, page F-2
-------------------------------------

2. We note your disclosure that you have 39,820,677 shares issued. In future filings please disclose the number of shares issued and outstanding and the number of authorized shares for


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         each of the periods presented on the face of the balance sheet. See
         Rule 5.02(30) of Regulation SX.

HEAD RESPONSE:
-------------

In future filings, the Company will disclose the number of shares issued and outstanding and the number of authorized shares for each of the periods presented on the face of the balance sheet.

Notes to the Financial Statements  -  General
---------------------------------------------

3. In future filings, please revise the notes to your financial statements to include disclosure of your accounting policy for trade receivables. Your disclosure should include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraph 13a-c of SOP 01-6.

HEAD RESPONSE:
-------------

In future filings, the Company will disclose its significant accounting estimates and judgements, including those in estimating allowance for doubtful accounts and impairments as well as our policy for determining past due or delinquent accounts.

Note 13. Accrued Expenses and Other Current Liabilities, page F-18
------------------------------------------------------------------

4. Note 13. Accrued Expenses and Other Current Liabilities, page F-18. We note you have recorded an accrual for allowances, credit notes as of December 31, 2005 and 2004. Please explain to us, and in the notes to your financial statements in future filings, the nature of this allowance.

HEAD RESPONSE:
-------------

The accrual for allowances and credit notes relates to sales incentives that are earned by the Company's customers, primarily for volume rebates and non-cash considerations. The Company accrues for such sales incentives at the time of sale based upon estimated refund obligations in accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer." In addition, revenue is recognized at the time of the sale when the conditions of SFAS 48, "Revenue Recognition When Right of Return Exists," par 6 are met. The Company's policy is to defer revenue and cost of sales at the time of the sale for a reasonable estimated amount of future returns; however, based upon historical experience the amount of sales returns have been insignificant. In future filings, we will dislose the nature of this allowance.

Note 22, Segment Information, page F-29
---------------------------------------

5. We note your disclosure that you operate in one reporting segment, Sporting Goods. In light of your discussion in MD&A which details revenues by winter sports, racquet sports, diving products and license revenues, please explain to us your basis for determining that it is appropriate to recognize only one reporting segment. As part of your response, tell us how you determine and classify your operating segments, in accordance with paragraph 16 of SFAS No. 131. Also, please discuss the level at which your chief operating decision maker reviews operating results to make decisions about resource allocation and to assess performance. See paragraphs 10-24 of SFAS No. 131.


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HEAD RESPONSE:
--------------

The Company's chief operating decision-maker is Mr. Johan Eliasch (CEO). Decisions regarding strategy, resources, financing, capital investments and insurance are made on the basis of the Company's performance based on its consolidated operating results and consolidated balance sheet; and liquidity planning is based on the Company's consolidated cash flows. The chief operating decision-maker does not regularly review operating results by product or geography nor does discrete financial information exist by product line. However, the development of the sporting goods market and the Company's market share and revenues are monitored by product categories. Based upon the above, the Company has one operating segment, Sporting Goods.

In connection with our responses to your comments above, we acknowledge that:

    o the Company is responsible for the adequacy and accuracy of disclosure in the filings;
    o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


I would be pleased to discuss any of the above questions and our responses with you or any of your staff members at your convenience. Feel free to contact me directly by telephone at +43 1 701 79 354 or by fax at +43 1 707 89 40.


Sincerely,




Ralf Bernhart
Chief Financial Officer